                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         INTERWEST HOME MEDICAL, INC.
                               (Name of Issuer)


                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)


                                  46114P 20 9
                                (CUSIP Number)



                            JERRY D. KENNETT, M.D.
                               401 KEENE STREET
                              COLUMBIA, MO  65201
                                (573) 876-1689
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               DECEMBER 7, 1996
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [X].

                              Page 1 of 54 Pages
                         Index to Exhibits on Page 23

-----------------------                                  ---------------------
  CUSIP NO. 46114P 20 9        SCHEDULE 13D                PAGE 2 OF 54 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      MICHAEL S. BASKAUSKAS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
     SOURCE OF FUNDS*

 4

     PF AND/OR BK (See Item 3)
------------------------------------------------------------------------------

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5                                                                     [_]


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S. CITIZEN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,170,714 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            1,170,714 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,170,714 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      26.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 46114P 20 9        SCHEDULE 13D                PAGE 3 OF 54 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      JOHN A. CROUCH, M.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
     SOURCE OF FUNDS*

 4

     PF AND/OR BK (See Item 3)
------------------------------------------------------------------------------

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5   TO ITEMS 2(d) or 2(e)                                                 [_]


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S. CITIZEN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,170,714 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            1,170,714 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,170,714 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      26.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 46114P 20 9        SCHEDULE 13D                PAGE 4 OF 54 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      EARL L. JENNINGS, JR.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
     SOURCE OF FUNDS*

 4

     PF AND/OR BK (See Item 3)
------------------------------------------------------------------------------

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5   TO ITEMS 2(d) or 2(e)                                             [_]


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S. CITIZEN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,170,714 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            1,170,714 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,170,714 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      26.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 46114P 20 9        SCHEDULE 13D                PAGE 5 OF 54 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      JERRY D. KENNETT, M.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
     SOURCE OF FUNDS*

 4

     PF AND/OR BK (See Item 3)
------------------------------------------------------------------------------

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5   TO ITEMS 2(d) or 2(e)                                             [_]


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S. CITIZEN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,170,714 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            1,170,714 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,170,714 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      26.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 46114P 20 9        SCHEDULE 13D                PAGE 6 OF 54 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      MERLIN KIRBY, M.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
     SOURCE OF FUNDS*

 4

     PF AND/OR BK (See Item 3)
------------------------------------------------------------------------------

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5   TO ITEMS 2(d) 2(e)                                                [_]


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S. CITIZEN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,170,714 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            1,170,714 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,170,714 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      26.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 46114P 20 9        SCHEDULE 13D                PAGE 7 OF 54 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      CHARLES E. MCDOWELL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
     SOURCE OF FUNDS*

 4

     PF AND/OR BK (See Item 3)
------------------------------------------------------------------------------

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5   TO ITEMS 2(d) 2(e)                                                [_]


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S. CITIZEN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,170,714 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            1,170,714 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,170,714 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      26.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 46114P 20 9        SCHEDULE 13D                PAGE 8 OF 54 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      H. JERRY MURRELL, M.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
     SOURCE OF FUNDS*

 4

     PF AND/OR BK (See Item 3)
------------------------------------------------------------------------------

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5   TO ITEMS 2(d) 2(e)                                                [_]


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S. CITIZEN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,170,714 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            1,170,714 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,170,714 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      26.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 46114P 20 9        SCHEDULE 13D                PAGE 9 OF 54 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      KURT E. STARNES
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
     SOURCE OF FUNDS*

 4

     PF AND/OR BK (See Item 3)
------------------------------------------------------------------------------

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5   TO ITEMS 2(d) 2(e)                                                   [_]


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S. CITIZEN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,170,714 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            1,170,714 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,170,714 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      26.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.
          -------------------

     This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value ("Common Stock"), of Interwest Home Medical, Inc. (the "Company"). The principal executive offices of the Company are located at 235 East 6100 South, Salt Lake City, Utah 84107.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     This Statement is being filed by Michael S. Baskauskas, John A. Crouch, M.D., Earl L. Jennings, Jr., Jerry D. Kennett, M.D., Merlin Kirby, M.D., Charles
E. McDowell, H. Jerry Murrell, M.D. and Kurt E. Starnes (collectively, the "Reporting Persons"). Schedule I hereto, which is incorporated herein by this reference, sets forth for each of the Reporting Persons: (i) his business address and (ii) his present principal occupation or employment (and the name, principal business and address of the corporation or other organization in which such employment is conducted). Each of the Reporting Persons is a United States citizen.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     The responses to Items 4, 5 and 6 are incorporated herein by this reference.

     The aggregate amount of funds necessary to exercise in full the options granted to the Reporting Persons pursuant to the Stock Option Agreement (as defined below) is $2,988,356.46. The maximum aggregate amount of funds necessary to exercise in full the warrants which may be issued to the Reporting Persons pursuant to the Stock Option Agreement is $3,500,000.

     On or about December 17, 1996, the Reporting Persons paid to the Company a non-refundable option fee in the amount of $100,000 in accordance with the terms of the Stock Option Agreement. Such amount was obtained from the personal funds of the Reporting Persons. It is presently anticipated that any additional amounts paid to the Company under the Stock Option Agreement or warrants issued pursuant thereto would be obtained from the personal funds of the Reporting Persons, borrowings obtained by the Reporting Persons or a combination of such personal funds and borrowings.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     The responses to Items 3, 5 and 6 are incorporated herein by this reference.

     The principal purpose of the Reporting Persons in entering into the Stock Option Agreement was to obtain the right to make a significant investment in the Company.

     The Reporting Persons reserve the right at any time and from time to time to acquire shares of Common Stock upon exercise of the options granted and/or warrants issued pursuant to the Stock Option Agreement or otherwise or to take other action with respect to the Company or any of its securities in any manner permitted by law. There can be no assurance as to whether any such transaction or action will be consummated or taken or as to the possible timing or terms thereof.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     The responses to Items 3, 4 and 6 are incorporated herein by this reference.

     By reason of the options granted and warrants issuable to the Reporting Persons pursuant to the Stock Option Agreement, each of the Reporting Persons may be deemed to be the beneficial owner of 1,170,714 shares of Common Stock, or 26.3% of the total number of shares of Common Stock outstanding or deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. (The percentage set forth in the preceding sentence is based on 3,283,941 shares of Common Stock outstanding, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996).

     The Stock Option Agreement provides that the Reporting Persons will agree as to the method and manner in which they will allocate the rights and obligations under the Stock Option Agreement among themselves. Although the Reporting Persons have not yet entered into any such agreement, they intend to do so sometime in the future. Each of the Reporting Persons hereby disclaims beneficial ownership of the shares of Common Stock purchasable upon exercise of the options granted and warrants issuable pursuant to the Stock Option Agreement not allocated to him pursuant to such an agreement, and the filing of this
Schedule 13D by a Reporting Person shall not be construed as an admission that such Reporting Person is the beneficial owner of any such shares for purposes of
Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended.

     As a result of the Stock Option Agreement, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

     Except as disclosed herein, none of the Reporting Persons has effected transactions in shares of Common Stock during the preceding 60 days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO THE SECURITIES
          OF THE ISSUER.
          --------------------------------------------

     The responses to Items 3, 4 and 5 are incorporated herein by this reference.

     Pursuant to a letter agreement, effective December 7, 1996 (the "Stock Option Agreement"), among the Company and the Reporting Persons, the Company has granted to the Reporting Person options to acquire an aggregate of 585,357 shares of Common Stock (subject to adjustment). Under certain circumstances, warrants to purchase additional shares of Common Stock will be issued to the Reporting Persons pursuant to the Stock Option Agreement; the maximum number of shares of Common Stock issuable upon the exercise of such warrants is 585,357 (subject to adjustment). The Stock Option Agreement provides that the Reporting Persons will have certain mandatory and piggyback registration rights with respect to shares of Common Stock purchased upon the exercise of the options granted and/or warrants issued pursuant to the Stock Option Agreement and further provides that such shares will be subject to certain restrictions on transfer. A copy of the Stock Option Agreement is attached as Exhibit 1 hereto and incorporated herein by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

  Exhibit
    No.             Description
  ---------    ----------------------
      1        Stock Option Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  December 17, 1996                           /s/ Michael S. Baskauskas
                                                   --------------------------
                                                   Michael S. Baskauskas

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  December 17, 1996                            /s/ John A. Crouch, M.D.
                                                    -------------------------
                                                    John A. Crouch, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  December 17, 1996                           /s/ Earl L. Jennings, Jr.
                                                   --------------------------
                                                   Earl L. Jennings, Jr.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  December 17, 1996                        /s/ Jerry D. Kennett, M.D.
                                                ---------------------------
                                                Jerry D. Kennett, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  December 17, 1996                            /s/ Merlin Kirby, M.D.
                                                   -----------------------
                                                   Merlin Kirby, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  December 17, 1996                           /s/ Charles E. McDowell
                                                   ------------------------
                                                   Charles E. McDowell

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  December 17, 1996                           /s/ H. Jerry Murrell, M.D.
                                                   ---------------------------
                                                   H. Jerry Murrell, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  December 17, 1996                              /s/ Kurt E. Starnes
                                                      --------------------
                                                      Kurt E. Starnes

                                                                      SCHEDULE I
                                                                      ----------


               INFORMATION WITH RESPECT TO THE REPORTING PERSONS
               -------------------------------------------------


1.   Michael S. Baskauskas
     ---------------------

     (a)  Business Address:  100 First Street, Suite 2704, San Francisco, CA
          94105

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Executive Vice President, Barker Pacific Group, Inc. (a private real estate investment and management company), 100 First Street, Suite 2704, San Francisco, CA 94105


2.   John A. Crouch, M.D.
     --------------------

     (a)  Business Address:  1701 East Broadway, Suite 3 South, Columbia, MO
          65201

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Cardiovascular Surgeon; John A. Crouch, M.D., 1701 East Broadway, Suite 3 South, Columbia, MO 65201


3.   Earl L. Jennings, Jr.
     ---------------------

     (a) Business Address: 337 South Cedros Avenue, Suite G, Solana Beach, CA 92075

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Private Investor


4.   Jerry D. Kennett, M.D.
     ----------------------

     (a)  Business Address:  401 Keene Street, Columbia, MO  65201

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Cardiologist; Jerry D. Kennett, M.D., P.C., 401 Keene Street, Columbia, MO 65201

5.   Merlin Kirby, M.D.
     ------------------

     (a)  Business Address:  3520 Lakin Street, Great Bend, KS  67530-3686

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): General Surgeon; Merlin Kirby, M.D., 3520 Lakin Street, Great Bend, KS 67530-3686


6.   Charles E. McDowell
     -------------------

     (a) Business Address: 337 South Cedros Street, Suite G, Solana Beach, CA 92075

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Private Investor


7.   H. Jerry Murrell, M.D.
     ----------------------

     (a)  Business Address:  1600 East Broadway, Columbia, MO  65201

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Oncologist; Boone Hospital Center, 1600 East Broadway, Columbia, MO 65201


8.   Kurt E. Starnes
     ---------------

     (a)  Business Address:  337 South Cedros Street, Solana Beach, CA  92075

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Vice President; Pinnacles Equity Corporation (a private real estate investment and management company), 337 South Cedros Street, Solana Beach, CA 92075

                               INDEX TO EXHIBITS
                               -----------------


 EXHIBIT                                                    SEQUENTIAL
   NO.                          DESCRIPTION                 PAGE NO.
---------      ------------------------------------------  ----------
1              Stock Option Agreement                          24